Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-176914

Pricing Supplement to the Prospectus dated September 19, 2011, the Prospectus Supplement dated September 19, 2011 and the Currency Terms Supplement dated August 24, 2012 — No. 1733

The Goldman Sachs Group, Inc. $12,638,000 Currency-Linked Medium-Term Notes, Series D, due 2014 (Linked to an Equally Weighted Basket of Exchange Rates)

The notes do not bear interest.  The amount that you will be paid on your notes on the stated maturity date (May 29, 2014) is based on the performance of an equally weighted basket comprised of the Brazilian Real/U.S. Dollar, Mexican Peso/U.S. Dollar, Korean Won/U.S. Dollar and Indonesian Rupiah/U.S. Dollar exchange rates as measured from the trade date (October 22, 2012) to and including the determination date (May 22, 2014). Each basket exchange rate is expressed as the relevant foreign currency value of one U.S. dollar.  By purchasing this note, investors take the view that the foreign currencies will, on a net basis, appreciate in value against the U.S. dollar over the period from the trade date to and including the determination date.  If the basket return (defined below) is zero or positive, you will receive the greater of (i) the threshold settlement amount of $1,162.50 for each $1,000 face amount of your notes and (ii) the sum of (a) $1,000 plus (b) the product of (1) $1,000 times (2) the basket return.  If the basket return is negative but not below -15%, you will receive the face amount of your notes.  If the basket return is negative and is below -15%, you will receive less than the face amount of your notes and you could lose your entire investment in the notes. Due to the way in which we calculate the currency returns, the maximum amount you may receive for each $1,000 face amount of your notes is limited to $2,000.

To determine your payment at maturity, we will calculate the basket return by subtracting the initial basket level of 100 from the final basket level and dividing the resulting number by the initial basket level and expressing this result as a percentage.  The final basket level will equal the sum of (i) 100 plus (ii) 100 times the sum of the results of (a) the initial exchange rate for each basket exchange rate minus the final exchange rate for each basket exchange rate divided by (b) the initial exchange rate times (c) 25%.  The basket return may reflect a positive return (based on any net appreciation in the value of the currencies against the U.S. dollar) or a negative return (based on any net depreciation in the value of the currencies against the U.S. dollar).

On the stated maturity date, for each $1,000 face amount of your notes you will receive an amount in cash equal to:

•            if the basket return is greater than or equal to zero, the greater of (i) the threshold settlement amount of $1,162.50 and (ii) the sum of (a) $1,000 plus (b) the product of (1) $1,000 times (2) the basket return;

•            if the basket return is negative but not below -15%, $1,000; or

•            if the basket return is negative and is below -15%, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the sum of the basket return plus 15% times (c) approximately 1.1765, subject to a minimum of $0.

Your investment in the notes involves certain risks, including, among other things, our credit risk.  See page PS-8.

The foregoing is only a brief summary of the terms of your notes. You should read the additional disclosure included herein so that you may better understand the terms and risks of your investment.

The estimated value of your notes at the time the terms of your notes were set on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) was equal to approximately $971 per $1,000 face amount, which is less than the original issue price.  The value of your notes at any time will reflect many factors and cannot be predicted; however, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would initially buy or sell notes (if it makes a market, which it is not obligated to do) and the value that GS&Co. will initially use for account statements and otherwise equals approximately $990 per $1,000 face amount, which exceeds the estimated value of your notes as determined by reference to these models.  The amount of the excess will decline on a straight line basis over the period from the trade date through April 29, 2013.

Original issue price (per $1,000 face amount):	$1,000	Original issue date: October 29, 2012
Underwriting discounts: $1.50 Selling commissions: $11.90
Total underwriting discounts and commissions:	$13.40
Net proceeds to the issuer:	$986.60

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement, the accompanying currency terms supplement, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.  The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman, Sachs & Co.

Pricing Supplement dated October 22, 2012.

The issue price, underwriting discounts and commissions and net proceeds listed above relate to the notes we sell initially.  We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and commissions and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

Goldman Sachs may use this pricing supplement in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this pricing supplement in a market-making transaction in a note after its initial sale.  Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

SUMMARY INFORMATION

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below.  Please note that in this pricing supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated September 19, 2011, as supplemented by the accompanying prospectus supplement, dated September 19, 2011, of The Goldman Sachs Group, Inc. relating to the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc. and references to the “accompanying currency terms supplement” mean the accompanying currency terms supplement, dated August 24, 2012, of The Goldman Sachs Group, Inc.

This section is meant as a summary and should be read in conjunction with the section entitled “Supplemental Terms of the Notes” on page S-10 of the accompanying currency terms supplement. Please note that certain features, as noted below, described in the currency terms supplement are not applicable to the notes. This pricing supplement supersedes any conflicting provisions of the accompanying currency terms supplement.

Key Terms

Issuer:	The Goldman Sachs Group, Inc.

Face amount:

each note will have a face amount of $1,000; $12,638,000 in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement

Basket exchange rates:	the BRL/USD, MXN/USD, KRW/USD and IDR/USD exchange rates, expressed as the applicable foreign currency value of one U.S. dollar (USD)

Purchase at amount other than face amount:

the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date, it could affect your investment in a numberof ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount. Also, the stated buffer amount would not offer the same measure of protection to your investment as would be the case if you had purchased the notes at face amount. See “Additional Risk Factors Specific to Your Notes — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected” on page PS-10 of this pricing supplement

Cash settlement amount (on the stated maturity date):	for each $1,000 face amount of your notes, we will pay you an amount in cash equal to:

•                  if the basket return is zero or positive, the greater of (i) the threshold settlement amount and (ii) the sum of (a) $1,000 plus (b) the product of (a) $1,000 times (b) the basket return;

•                  if the basket return is negative but greater than or equal to -15%, $1,000; or

•                  if the basket return is negative and less than -15%, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the sum of the basket return plus the buffer amount times (c) the buffer rate, subject to a minimum of $0.

Threshold settlement amount:	$1,162.50

Buffer amount:	15%

Buffer rate:	approximately 117.65%

Initial exchange rates:	Basket Exchange Rate	Initial Exchange Rate
	BRL/USD	2.0266
	MXN/USD	12.85055
	KRW/USD	1,105.10
	IDR/USD	9,622

Final exchange rate:

the level of the applicable basket exchange rate on the determination date, determined as described under “Supplemental Terms of Your Notes — Special Calculation Provisions — Level of an Exchange Rate” beginning on page S-23 of the accompanying currency terms supplement, except in the limited circumstances described under “Supplemental Terms of the Notes — Consequences of a Non-Fixing Day” beginning on page S-19 of the accompanying currency terms supplement

Initial basket level:	100

Final basket level:

the final basket level will equal the sum of (i) 100 plus (ii) 100 times the sum of the results of (a) the initial exchange rate for each basket exchange rate minus the final exchange rate for each basket exchange rate divided by (b) the initial exchange rate for each basket exchange rate times (c) the respective basket weighting for each basket exchange rate, as determined by the calculation agent on the determination date, subject to the circumstances described under “Supplemental Terms of the Notes — Consequences of a Non-Fixing Day” on page S-19 of the accompanying currency terms supplement

Basket weightings:	the basket exchange rates are equally weighted as set forth in the table below:

	Basket Exchange Rate	Weight in Basket
	BRL/USD	25%
	MXN/USD	25%
	KRW/USD	25%
	IDR/USD	25%

Basket return:	the quotient of (1) the final basket level minus the initial basket level divided by (2) the initial basket level, expressed as a positive or negative percentage

Trade date:	October 22, 2012

Original issue date (settlement date):	October 29, 2012

Determination date:	May 22, 2014, subject to adjustment as described under “Supplemental Terms of the Notes — Determination Date” on page S-11 of the accompanying currency terms supplement

Stated maturity date:	May 29, 2014, subject to adjustment as described under "Supplemental Terms of the Notes — Stated Maturity Date" on page S-10 of the accompanying currency terms supplement

Business day:	as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Business Day” on page S-23 in the accompanying currency terms supplement

Interest:	the notes do not bear interest

No listing:	the notes will not be listed on any securities exchange or interdealer market quotation system

No redemption:	the notes will not be subject to any redemption right

Use of proceeds and hedging:	as described under “Use of Proceeds” and “Hedging” on page S-30 of the accompanying currency terms supplement

Supplemental discussion of U.S. federal income tax consequences:

you will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize each note for all tax purposes as a pre-paid derivative contract in respect of the basket exchange rates, as described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-31 of the accompanying currency terms supplement.

ERISA:	as described under “Employee Retirement Income Security Act” on page S-39 of the accompanying currency terms supplement

Supplemental plan of distribution:	as described under “Supplemental Plan of Distribution” on page S-40 of the accompanying currency terms supplement; The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $15,000.

The Goldman Sachs Group, Inc. has agreed to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. has agreed to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this pricing supplement.  Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement.

We will deliver the notes against payment therefor in New York, New York on October 29, 2012, which is the fifth scheduled business day following the date of this pricing supplement and of the pricing of the notes.  Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes on any day prior to three business days before delivery will be required, by virtue of the fact that the notes will initially settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

We have been advised by Goldman, Sachs & Co. that it intends to make a market in the notes. However, neither Goldman, Sachs & Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

Calculation agent:	Goldman, Sachs & Co.

CUSIP no.:	38143U8B0

ISIN no.:	US38143U8B02

FDIC:	the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

HYPOTHETICAL EXAMPLES

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that various hypothetical basket returns on the determination date could have on the cash settlement amount, assuming all other variables remain constant. No one can predict what the basket exchange rates will be on the determination date. The basket exchange rates have been highly volatile in the past — meaning that the basket exchange rates have changed substantially in relatively short periods — and their performance cannot be predicted for any future period. The final basket level can appreciate or depreciate due to changes in any of the basket exchange rates.

Any rate of return you may earn on an investment in the notes may be lower than that which you could earn on a comparable investment directly in the applicable currencies.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date.  If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates, the volatility of the basket exchange rates and our creditworthiness.  In addition, the estimated value of your notes at the time the terms of your notes were set on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co.) was  less than the original issue price of your notes.  For more information on the estimated value of your notes, see “Additional Risk Factors Specific to Your Notes — The Estimated Value of Your Notes At the Time the Terms of Your Notes Were Set On the Trade Date (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Was Less Than the Original Issue Price Of Your Notes” on page PS-8 of this pricing supplement.  The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face amount per note	$1,000
Initial basket level	100
Threshold settlement amount	$1,162.50
Buffer amount	15%
Buffer rate	approximately 117.65%
Notes purchased on the original issue date at the face amount and held to the stated maturity date The determination date is a fixing day for each basket exchange rate

For these reasons, the actual performance of the basket exchange rates over the life of the offered notes, as well as the cash settlement amount at maturity, may bear little relation to the hypothetical examples shown below or to the historical levels of the basket exchange rates shown elsewhere in this pricing supplement. For information about the basket exchange rates during recent periods, see “The Basket Exchange Rates — Historical Exchange Rates” on page PS-13. Before investing in the offered notes, you should consult publicly available information to determine the basket exchange rates between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the examples below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the applicable currencies.

The levels in the left column of the following table represent hypothetical basket returns. The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical basket return, and are expressed as percentages of the face amount of a note (rounded to the nearest one hundredth of one percent). Thus, a hypothetical cash settlement amount of 100% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100% of the face amount of a note, based on the corresponding hypothetical basket return and the assumptions noted above.

The final basket level will be determined based on the performance of each of the basket exchange rates.  The initial basket level is 100.  The basket return will be equal to the quotient of (1) the final basket level minus the initial basket level divided by (2) the initial basket level, expressed as a positive or negative percentage.

Hypothetical Basket Return	Hypothetical Cash Settlement Amount (as Percentage of Face Amount)
50.00%	150.00%
30.00%	130.00%
25.00%	125.00%
16.25%	116.25%
12.00%	116.25%
10.00%	116.25%
7.00%	116.25%
5.00%	116.25%
0.00%	116.25%
-5.00%	100.00%
-10.00%	100.00%
-15.00%	100.00%
-25.00%	88.24%
-50.00%	58.82%
-75.00%	29.41%
-90.00%	11.76%
-100.000%	0.000%

If, for example, the basket return was determined to be -50%, the cash settlement amount that we would deliver to you at maturity would be approximately 58.82% of the face amount of your notes. As a result, if you purchased your notes on the original issue date and held them to the stated maturity date, you would lose approximately 41.18% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment).

The following chart shows a graphical illustration of the hypothetical cash settlement amounts (expressed as a percentage of the face amount of your notes) that we would deliver to the holder of the notes on the stated maturity date, if the basket return was any of the hypothetical returns shown on the horizontal axis.

The cash settlement amounts shown above are entirely hypothetical; they are based on basket exchange rates that may not be achieved on the determination date and on assumptions that may prove to be erroneous.  The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes.  The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors Specific to the Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-6 of the accompanying currency terms supplement.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this pricing supplement.

We cannot predict the actual basket return or what the market value of your notes will be on any given day, nor can we predict the relationship between the basket level and the market value of your notes at any time prior to the stated maturity date. The actual amount that a holder of the offered notes will receive on the stated maturity date and the total rate of return on the offered notes will depend on the actual basket return determined by the calculation agent as described above.  Moreover, the assumptions on which the hypothetical examples are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your note on the stated maturity date may be very different from the information reflected in the table, hypothetical examples and chart above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated September 19, 2011 and “Additional Risk Factors Specific to the Notes” in the accompanying currency terms supplement.  Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the basket exchange rates or applicable currencies. You should carefully consider whether the offered notes are suited to your particular circumstances.

The Estimated Value of Your Notes At the Time the Terms of Your Notes Were Set On the Trade Date (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Was Less Than the Original Issue Price Of Your Notes

The original issue price for your notes exceeds the estimated value of your notes as of the time the terms of your notes were set on the trade date, as determined by reference to Goldman, Sachs & Co.’s pricing models and taking into account our credit spreads. Such estimated value on the trade date is set forth on the cover of this pricing supplement; after the trade date, the estimated value as determined by reference to these models will be affected by changes in market conditions, our creditworthiness and other relevant factors.  The price at which Goldman, Sachs & Co. would initially buy or sell your notes (if Goldman, Sachs & Co. makes a market, which it is not obligated to do), and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise, also exceeds the estimated value of your notes as determined by reference to these models.  The amount of this excess will decline on a straight line basis over the period from the date hereof through the applicable date set forth on the cover.  Thereafter, if Goldman, Sachs & Co. buys or sells your notes it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time.  The price at which Goldman, Sachs & Co. will buy or sell your notes at any time also will reflect its customary bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes were set on the trade date, as disclosed on the front cover of this pricing supplement, Goldman, Sachs & Co.’s pricing models consider certain variables, including principally our credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your notes in the secondary market, if any, to others may differ, perhaps materially, from the estimated value of your notes determined by reference to our models due to, among other things, any differences in pricing models or assumptions used by others.  See “Additional Risk Factors Specific to the Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-6 of the accompanying currency terms supplement.

The difference between the estimated value of your notes as of the time the terms of your notes were set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to Goldman, Sachs & Co. and the amounts Goldman, Sachs & Co. pays to us in connection with your notes. We pay to Goldman, Sachs & Co. amounts based on what we would pay to holders of a non-structured note with a similar maturity.  In return for such payment, Goldman, Sachs & Co. pays to us the amounts we owe under your notes.

In addition to the factors discussed above, the value and quoted price of your notes at any time will reflect many factors and cannot be predicted.  If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, including any deterioration in our creditworthiness or perceived creditworthiness. These changes may adversely affect the value of your notes, including the price you may receive for your notes in any market making transaction. To the extent that Goldman, Sachs & Co. makes a market in the notes, the quoted price will reflect the estimated value determined by reference to Goldman, Sachs & Co.’s pricing models at that time, plus or minus its customary bid and ask spread for similar sized trades of structured notes (and subject to the declining excess amount described above).

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.  This commission or discount will further reduce the proceeds you would receive for your notes in a secondary market sale.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes at any price and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “Additional Risk Factors Specific to the Notes — Your Notes May Not Have an Active Trading Market” on page S-7 of the accompanying currency terms supplement.

The Notes Are Subject to the Credit Risk of the Issuer

Although the return on the notes will be based on the performance of the basket, the payment of any amount due on the notes is subject to our credit risk. The notes are our unsecured obligations.  Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  See “Description of the Notes We May Offer — Information About Our Medium-Term Notes, Series D Program — How the Notes Rank Against Other Debt” on page S-4 of the accompanying prospectus supplement.

You May Lose Your Entire Investment in the Notes

You can lose your entire investment in the notes. The cash payment on your notes, if any, on the stated maturity date will be based on the performance of the basket as measured from the initial basket level of 100 to the final basket level on the determination date. If the basket return is negative and is below -15%, you will have a loss for each $1,000 of the face amount of your notes equal to the product of the buffer rate times the sum of the basket return plus the buffer amount times $1,000. Thus, you may lose your entire investment in the notes, which would include any premium to face amount you paid when you purchased the notes.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes.  Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

Due to the Basket Level Formula, the Return on Your Notes Is Limited

Due to the basket level formula, the return on your notes is limited to $2,000 for each $1,000 face amount of your notes, as the basket return can never be above 100%.

Your Notes Do Not Bear Interest

You will not receive any interest payments on your notes. Unless the cash settlement amount on your notes on the stated maturity date substantially exceeds the amount you paid for your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

A Decline in One Currency in the Basket Against the U.S. Dollar May Offset Increases in the Other Currencies in the Basket Against the U.S. Dollar Over the Life of the Notes

Declines in one currency in the basket against the U.S. dollar (i.e., if the value of the U.S. dollar strengthens against such currency) may offset increases in one or more other currencies in the basket against the U.S. dollar. As a result, even if one or more currencies in the basket have appreciated against the U.S. dollar over the term of your notes, you may lose a significant amount of your investment if some or all of the other currencies in the basket decline versus the U.S. dollar.

The Cash Settlement Amount on Your Notes Will Not Be Affected by the Basket Level on Any Date Other Than the Determination Date

The cash settlement amount that will be paid on your notes at maturity will be based on the final basket level on the determination date.  Although the actual basket level on the stated maturity date or at other times during the life of your notes may be lower than the final basket level, you will not benefit from the basket level at any time other than on the determination date.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

The cash settlement amount you will be paid for your notes on the stated maturity date will not be adjusted based on the issue price you pay for the notes.  If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount.  If you purchase your notes at a premium to face amount and hold them to the stated maturity date the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount.  In addition, the impact of the buffer amount on the return on your investment will depend upon the price you pay for your notes relative to the face amount. For example, the buffer amount, while still providing some protection for the return on the notes, will allow a greater percentage decrease in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount.

The Tax Consequences of an Investment in Your Notes Are Uncertain

The tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion in income in respect of your notes.  Pursuant to the terms of the notes, The Goldman Sachs Group, Inc. and you agree (in the absence of a change in law, an administrative guidance or a judicial ruling to the contrary) to characterize your notes for all tax purposes as pre-paid derivative contracts in respect of the basket exchange rates. If your notes are so treated, you should generally recognize gain or loss upon the sale or maturity of your notes in an amount equal to the difference between the amount you receive upon the sale of your notes or on the stated maturity date and the amount you paid for your notes. Such gain or loss should generally be exchange gain or loss that is taxable as ordinary income or loss to the extent such gain or loss is attributable to changes in the value of the basket exchange rates. As discussed under “Supplemental Discussion of Federal Income Tax Consequences” on page S-31 of the accompanying currency terms supplement, we believe that it would be reasonable for you to take the position that you are eligible to make an election with respect to the notes under which any gain or loss that you recognize with respect to the notes would be capital gain or loss.  However, there is a risk that the Internal Revenue Service might assert that you may not make such an election for your notes, in which case the Internal Revenue Service may treat such gain as ordinary income. Please see more detailed discussion regarding the election in “Supplemental Discussion of Federal Income Tax Consequences” on page S-31 of the accompanying currency terms supplement including a discussion of the procedures for making the election.  Any gain or loss that is not attributable to changes in the value of the basket exchange rates should be capital gain or loss, irrespective of whether you made such election.

In addition, the Internal Revenue Service announced on December 7, 2007 that it is considering issuing guidance regarding the tax treatment of an instrument such as your notes, and any such guidance could adversely affect the value and tax treatment of your notes.  Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity even if you make the capital gain election described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-31 of the accompanying currency terms supplement, and could subject non-US investors to withholding tax.  Furthermore, in 2007,  legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such notes even though there may be no interest payments over the term of such notes.  It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of such notes. We describe these developments in more detail under “Supplemental Discussion of Federal Income Tax Consequences — United States Holders — Certain Notes Treated as Pre-Paid Derivative Contracts — Change in Law” on page S-36 of the accompanying currency terms supplement. You should consult your own tax advisor about this matter.  Except to the extent otherwise provided by law, The Goldman Sachs Group, Inc. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-31 of the accompanying currency terms supplement, unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate. Please also consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

THE BASKET EXCHANGE RATES

We have derived all information regarding each of the basket exchange rates contained in this pricing supplement from publicly available information, without independent verification.

Historical Basket Return Example

We have further assumed that the notes are purchased on the original issue date and held until the stated maturity date.  If you sell your notes before the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the example below.  Some of these factors are explained in more detail in this pricing supplement.

The following chart is based on the basket return for the period from October 22, 2007 through October 22, 2012 of a basket which is weighted as described above on PS-3 and does not take into account any taxes you may owe as a result of owning your notes.  No one can predict what the final exchange rates will be on the determination date.  The basket return can appreciate or depreciate due to changes in the basket exchange rates.

For these reasons, the actual performance of the basket over the life of the offered notes, as well as the cash settlement amount at maturity may bear little relation to the historical basket returns in the example shown below.  The historical information about the applicable currencies during recent periods is set forth below.

The chart below assumes that there is no change in, or affecting, the basket exchange rates or the method by which the calculation agent calculates the basket returns.

Historical Basket Return

Historical Exchange Rates

The respective basket exchange rates have fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in any of the basket exchange rates during any period shown below is not an indication that such basket exchange rates are more or less likely to increase or decrease at any time during the life of your notes. You should not take the historical exchange rates as an indication of future performance. We cannot give you any assurance that the future performance of the basket exchange rates will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date. In light of the increased volatility currently being experienced by the financial services sector and the U.S. and global securities markets and recent market declines, it may be substantially more likely that you could lose all or a substantial portion of your investment in the notes.

Neither we nor any of our affiliates makes any representation to you as to the performance of the basket exchange rates. The actual performance of the basket exchange rates over the life of the offered notes, as well as the cash settlement amount at maturity may bear little relation to the historical exchange rates shown below.

The following tables set forth the published high, low and end of quarter daily exchange rates for each of the four calendar quarters in 2009, 2010, 2011 and 2012 (through October 22, 2012), as published by Banco Central do Brasil, WM Company, Korea Financial Telecommunications and Clearing Corporation and the Association of Banks in Singapore, as applicable, and displayed on the relevant source specified in “Special Calculation Provisions — Level of an Exchange Rate” on page S-23 of the accompanying currency terms supplement for such periods. As set forth in the following tables, a decrease in a basket exchange rate for a given day indicates a weakening of the USD against the relevant currency, while an increase in a basket exchange rate indicates a strengthening of the USD against that currency. We obtained the information in the tables below from Banco Central do Brasil, WM Company, Korea Financial Telecommunications and Clearing Corporation and the Association of Banks in Singapore, as applicable, without independent verification. The historical exchange rates and historical exchange rate performance set forth below should not be taken as an indication of future performance. We cannot give you any assurance that the initial basket level will be equal to or greater than the final basket level or that the cash settlement amount at maturity will be greater than the face amount of your notes.

Quarterly High, Low and Period End Exchange Rates of BRL versus USD

	High	Low	Period End
2009
Quarter ended March 31	2.4218	2.1889	2.3152
Quarter ended June 30	2.2899	1.9301	1.9516
Quarter ended September 30	2.0147	1.7781	1.7781
Quarter ended December 31	1.7879	1.7024	1.7412
2010
Quarter ended March 31	1.8773	1.7227	1.7810
Quarter ended June 30	1.8811	1.7306	1.8015
Quarter ended September 30	1.8006	1.6942	1.6942
Quarter ended December 31	1.7336	1.6554	1.6662
2011
Quarter ended March 31	1.6912	1.6287	1.6287
Quarter ended June 30	1.6339	1.5611	1.5611
Quarter ended September 30	1.9016	1.5345	1.8544
Quarter ended December 30	1.8937	1.6885	1.8758

	High	Low	Period End
2012
Quarter ended March 30	1.8683	1.7024	1.8221
Quarter ended June 30	2.0904	1.8256	2.0213
Quarter ended September 30	2.0513	1.9888	2.0306
Quarter ending December 30 (through October 22, 2012)	2.0382	2.0224	2.0266

Quarterly High, Low and Period End Exchange Rates of MXN versus USD

	High	Low	Period End
2009
Quarter ended March 31	15.3835	13.3585	14.1030
Quarter ended June 30	13.9925	12.8610	13.1703
Quarter ended September 30	13.8104	12.8078	13.5051
Quarter ended December 31	13.7062	12.5827	13.0554
2010
Quarter ended March 31	13.1660	12.3253	12.3253
Quarter ended June 30	13.2330	12.1650	12.8844
Quarter ended September 30	13.1617	12.4787	12.5312
Quarter ended December 31	12.5945	12.2133	12.3340
2011
Quarter ended March 31	12.2629	11.9073	11.9073
Quarter ended June 30	11.9681	11.5004	11.7269
Quarter ended September 30	13.8639	11.5675	13.8298
Quarter ended December 30	14.2122	13.1138	13.9554
2012
Quarter ended March 30	13.7503	12.6130	12.8105
Quarter ended June 30	14.4463	12.7091	13.4259
Quarter ended September 30	13.6870	12.7308	12.8573
Quarter ending December 30 (through October 22, 2012)	12.8868	12.6909	12.8506

Quarterly High, Low and Period End Exchange Rates of KRW versus USD

	High	Low	Period End
2009
Quarter ended March 31	1,573.60	1,292.10	1,398.20
Quarter ended June 30	1,376.80	1,236.10	1,277.90
Quarter ended September 30	1,295.70	1,181.40	1,181.40
Quarter ended December 31	1,200.60	1,152.80	1,167.60
2010
Quarter ended March 31	1,172.60	1,119.80	1,132.50
Quarter ended June 30	1,261.50	1,104.00	1,230.10
Quarter ended September 30	1,231.20	1,141.30	1,141.30
Quarter ended December 31	1,164.90	1,106.10	1,138.90
2011
Quarter ended March 31	1,137.60	1,100.10	1,100.10
Quarter ended June 30	1,096.30	1,066.80	1,070.10
Quarter ended September 30	1,186.00	1,049.50	1,178.10
Quarter ended December 30	1,199.50	1,104.50	1,153.30

	High	Low	Period End
2012
Quarter ended March 30	1,164.30	1,114.50	1,134.20
Quarter ended June 30	1,181.80	1,123.40	1,151.90
Quarter ended September 30	1,151.40	1,112.90	1,112.90
Quarter ending December 30 (through October 22, 2012)	1,115.40	1,104.80	1,105.10

Quarterly High, Low and Period End Exchange Rates of IDR versus USD

	High	Low	Period End
2009
Quarter ended March 31	12,172	10,880	11,689
Quarter ended June 30	11,678	9,992	10,230
Quarter ended September 30	10,276	9,589	9,680
Quarter ended December 31	9,701	9,295	9,399
2010
Quarter ended March 31	9,426	9,070	9,119
Quarter ended June 30	9,369	9,000	9,082
Quarter ended September 30	9,090	8,921	8,921
Quarter ended December 31	9,050	8,889	8,990
2011
Quarter ended March 31	9,087	8,706	8,706
Quarter ended June 30	8,700	8,507	8,597
Quarter ended September 30	9,109	8,459	8,884
Quarter ended December 30	9,218	8,833	9,198
2012
Quarter ended March 30	9,214	8,977	9,188
Quarter ended June 30	9,621	9,152	9,478
Quarter ended September 30	9,595	9,366	9,589
Quarter ending December 30 (through October 22, 2012)	9,632	9,585	9,622

VALIDITY OF THE NOTES

In the opinion of Sidley Austin LLP, as counsel to The Goldman Sachs Group, Inc., when the notes offered by this pricing supplement have been executed and issued by The Goldman Sachs Group, Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of The Goldman Sachs Group, Inc., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated September 19, 2011, which has been filed as Exhibit 5.5 to The Goldman Sachs Group, Inc.'s registration statement on Form S-3 filed with the Securities and Exchange Commission on September 19, 2011.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying currency terms supplement, the accompanying prospectus supplement or the accompanying prospectus.  We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.  This pricing supplement, the accompanying currency terms supplement, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so.  The information contained in this pricing supplement, the accompanying currency terms supplement, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

Pricing Supplement

		$12,638,000 The Goldman Sachs Group, Inc. Currency-Linked Medium-Term Notes, Series D, due 2014 (Linked to an Equally Weighted Basket of Exchange Rates) Goldman, Sachs & Co.

Summary Information	PS-2
Hypothetical Examples	PS-5
Additional Risk Factors Specific to Your Notes	PS-8
The Basket Exchange Rates	PS-12
Validity of the Notes	PS-15
Currency Terms Supplement dated August 24, 2012
Additional Risk Factors Specific to the Notes	S-1
Supplemental Terms of the Notes	S-10
Use of Proceeds	S-30
Hedging	S-30
Supplemental Discussion of Federal Income Tax Consequences	S-31
Employee Retirement Income Security Act	S-40
Supplemental Plan of Distribution	S-41
Prospectus Supplement dated September 19, 2011
Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-25
Employee Retirement Income Security Act	S-26
Supplemental Plan of Distribution	S-27
Validity of the Notes	S-28
Prospectus dated September 19, 2011
Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	33
Description of Purchase Contracts We May Offer	48
Description of Units We May Offer	53
Description of Preferred Stock We May Offer	58
The Issuer Trusts	65
Description of Capital Securities and Related Instruments	67
Description of Capital Stock of The Goldman Sachs Group, Inc.	88
Legal Ownership and Book-Entry Issuance	92
Considerations Relating to Floating Rate Debt Securities	97
Considerations Relating to Securities Issued in Bearer Form	98
Considerations Relating to Indexed Securities	102
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	105
Considerations Relating to Capital Securities	108
United States Taxation	112
Plan of Distribution	135
Conflicts of Interest	137
Employee Retirement Income Security Act	138
Validity of the Securities	139
Experts	139
Review of Unaudited Condensed Consolidated Financial Statements by Independent Registered Public Accounting Firm	139
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	140